Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2024 Results & Full Year Fiscal 2024 Results

Record Fiscal 2024 Revenue of $5.00 Billion, up 2.4% YoY as Reported and 2.7% YoY in Constant Currency(1)

Successfully Achieved Accelerated Profitability Improvement Targets

Initiates Fiscal 2025 Outlook:

Sharpening Focus on Strategic Priorities while Phasing Out Certain Non-Core, Low Margin Business Activities

As a Result of which Expects Fiscal 2025 Revenue Outlook of (10.9)%-(7.7)% YoY as Reported and 1%-4.5% YoY in Pro Forma(2) Constant Currency(1)

Targeting Double-Digit Total Shareholder Returns(3)(4), Supported by Enhanced Profitability Improvement

Board Approves 10% Increase of Quarterly Cash Dividend(4)

Full Year Fiscal 2024 Highlights

(All comparisons are against the prior year)

•

Record revenue of $5,005 million, up 2.4% as reported and up 2.7% in constant currency(1), including record revenue of $3,326 million in North America, record revenue of $726 million in Europe and record revenue of $953 million in Rest of World

•	Record managed services revenue of $2,905 million, equivalent to approximately 58% of total revenue

•	GAAP diluted EPS of $4.25, down 5.3%, including a restructuring charge of 98 cents per share, without which GAAP diluted EPS was $5.23

•	Non-GAAP diluted EPS of $6.44, up 9.0%

•

Free cash flow of $619 million, comprised of cash flow from operations of $724 million, less $105 million in net capital expenditures and other(5), and including $75 million of restructuring payments not assumed in full year free cash flow guidance of $700 million

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)

For comparison purposes, pro forma adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

(3)	Expected total shareholder return assumes midpoint of fiscal year 2025 non-GAAP EPS growth outlook, plus dividend yield
(4)	Subject to shareholder approval at January 2025 annual meeting
(5)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•	Repurchased $563 million of ordinary shares during the fiscal year

•

Twelve-month backlog of $4.06 billion; adjusting comparable periods for the phase out of certain business activities, twelve-month backlog was up 2.5%(2) as compared to last year’s fourth fiscal quarter, and up approximately $30 million(2) sequentially

Fourth Quarter Fiscal 2024 Highlights

(All comparisons are against the prior year)

•

Record revenue of $1,264 million, up 1.7% as reported and up 2.1% in constant currency(1); revenue was slightly above the midpoint of the $1,240-$1,280 million guidance range, adjusting for a positive impact from foreign currency movements of approximately $3 million compared to our guidance assumptions

•	GAAP diluted EPS of $0.76, including a restructuring charge of 0.64 cents per share, without which GAAP diluted EPS would have been at the higher end of the guidance range of $1.34-$1.42

•	Non-GAAP diluted EPS of $1.70, at the midpoint of the guidance range of $1.67-$1.73

•

GAAP operating income of $113 million, including a restructuring charge of $83 million; GAAP operating margin of 8.9%, down 230 basis points as compared to last year’s fourth fiscal quarter and down 520 basis points sequentially

•

Non-GAAP operating income of $236 million; non-GAAP operating margin of 18.7%, up 90 basis points as compared to last year’s fourth fiscal quarter and up 10 basis points sequentially, reflecting a continued focus on operational excellence

•

The Board of Directors (the “Board”) approved a 10% increase in the Company’s quarterly cash dividend payment from $0.479 per share to $0.527 per share, anticipated to be first paid in April 2025, subject to shareholder approval at the January 2025 annual meeting

JERSEY CITY, NJ – November 12, 2024 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended September 30, 2024.

“Fiscal 2024 was another important year in our journey as we continued to serve many of the world’s largest communication service providers with the innovation they need to accelerate their journey to the cloud, enhance customer experience, monetize next generation networks, and to digitalize and automate their mission critical operations. We delivered strong double-digit growth in cloud, achieved a record year in managed services, and accelerated our profitability, all within the backdrop of a challenging industry demand environment. The year closed with strong sales momentum which included a significant award to deploy our next-gen monetization platform for a major US customer, and new cloud migration deals with Vodafone Italy and NTT Infranet in Japan. Additionally, we have continued to enhance our generative AI platform, amAIz, with new capabilities that leverage NVIDIA AI to deliver immersive customer experiences with real-time interaction and visualization,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Consistent with our full year guidance, we delivered accelerated profitability improvement in fiscal 2024 as we focused on operational excellence and the benefits of automation and artificial intelligence to drive internal efficiency. We continue to invest in our strategic priorities, while at the same time optimizing the portfolio of products, services, and business activities. Thus, in fiscal 2025, we are phasing out several low-margin, non-core business activities that are becoming commoditized and hold little potential for long-term value addition or profitability enhancement. We believe these actions will reinforce our level of business visibility, including a higher share of revenue from long-term managed services engagements. This move is also expected to sharpen our focus on higher-margin strategic priorities like cloud, monetization platforms and Gen AI where we are well placed to lead the communications industry through our commitment to innovation,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “We enter fiscal 2025 as an industry leader with a unique competitive position, strong 12-month backlog visibility, and a high win rate. Moreover, we believe Amdocs is well positioned to monetize a healthy pipeline of market opportunities while navigating a continuously challenging demand environment. Adjusting for the phase out of several low-margin, non-core business activities, we expect pro forma(2) revenue growth of between 1% to 4.5% in constant currency(1) in fiscal 2025, as well as another year of double-digit growth in cloud. We also anticipate significantly higher operating profitability and robust earnings to cash conversion, underpinning the delivery of double-digit expected total shareholder returns(3) for the fifth consecutive year, including our dividend yield.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended		Twelve months ended
	September 30, 2024		September 30, 2024
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,264	$1,240-$1,280	$5,005	—
Revenue Growth, as reported	1.7%	—	2.4%	1.9%-2.7%
Revenue Growth, constant currency (1)	2.1%	—	2.7%	2.3%-3.1%

•

Revenue for the fourth fiscal quarter of 2024 was slightly above the midpoint of Amdocs’ guidance, adjusting for positive impact from foreign currency movements of approximately $3 million relative to our guidance assumptions and relative to the third quarter of fiscal 2024

•	Revenue for the full year fiscal 2024 includes an unfavorable impact from foreign currency movements of approximately 0.3% year-over-year

Net Income and Earnings Per Share

`	In thousands, expect per share data
	Three months ended		Twelve months ended
	September 30,		September 30,
	2024	2023	2024	2023
GAAP Measures
Net Income	$87,176	$102,666	$496,321	$542,962
Net Income attributable to Amdocs Limited	$86,441	$102,011	$493,197	$540,709
Diluted earnings per share	$0.76	$0.86	$4.25	$4.49
Non-GAAP Measures
Non-GAAP Net Income	$195,668	$169,009	$750,928	$714,454
Non-GAAP Net Income attributable to Amdocs Limited	$194,933	$168,354	$747,804	$712,201
Non-GAAP Diluted earnings per share	$1.70	$1.42	$6.44	$5.91

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On November 12, 2024, the Board approved the Company’s next quarterly cash dividend payment of $0.479 per share, and set December 31, 2024 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 31, 2025

•

The Board also approved a 10% increase in the Company’s quarterly cash dividend payment to $0.527 per share, which is anticipated to be first paid in April 2025, provided that the increase is approved by shareholders at the January 2025 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $120 million of ordinary shares during the fourth quarter of fiscal 2024

Twelve-month Backlog

Twelve-month backlog was $4.06 billion at the end of the fourth quarter of fiscal 2024. On a pro forma(2) basis, adjusting the comparable period for the phase out of certain business activities, twelve-month backlog was up approximately 2.5% as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2025 Outlook

In millions, except per share data
Q1 – 2025
Revenue	$1,095-$1,135
GAAP Diluted earnings per share	$1.20-$1.29
Non-GAAP Diluted earnings per share	$1.61-$1.67

•	First quarter revenue guidance assumes favorable $2 million sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2024

•

First quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.20-$0.22 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2025 Outlook

FY 2025, year-over-year growth
Guidance
Revenue growth, as reported	(10.9)%-(7.7)%
Revenue growth, pro forma(2) constant currency(1)	1%-4.5%
GAAP diluted EPS growth	25.0%-33.0%
Non-GAAP diluted EPS growth	6.5%-10.5%

FY 2025, in millions
Guidance
Free cash flow(5)	$710-$730

•

Revenue growth on a pro forma(2), constant currency(1) basis adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of several low-margin, non-core business activities, including certain low-margin software and hardware partner activities, Vubiquity’s transactional video on demand business and non-core subscription services; these activities substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

•	Full year fiscal 2025 revenue guidance incorporates an expected favorable impact from foreign currency fluctuations of approximately 0.2% year-over-year, and includes some inorganic contribution

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.86-$0.94 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.43 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 21.1% to 21.7% for the full year fiscal 2025

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 15% to 17% for the full year fiscal 2025

•	Free cash flow(5) is comprised of cash flow from operations, less net capital expenditures and other, and excludes payments related to restructuring charges

The forward looking statements regarding our first fiscal quarter 2025 and full year fiscal 2025 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 12, 2024 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2024 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(5), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $5.00 billion in fiscal 2024.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023 and our Form 6-K furnished for the first quarter of fiscal 2024 on February 20, 2024, the second quarter of fiscal 2024 filed on May 20, 2024 and for the third quarter of fiscal 2024 on August 19, 2024.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2024	2023	2024	2023
Revenue	$1,263,882	$1,242,564	$5,004,989	$4,887,550
Operating expenses:
Cost of revenue	824,888	803,600	3,249,598	3,159,941
Research and development	90,069	97,693	360,798	374,855
Selling, general and administrative	138,705	140,380	572,845	570,707
Amortization of purchased intangible assets and other	14,333	15,601	62,052	57,156
Restructuring charges	83,213	46,365	131,088	70,901

	1,151,208	1,103,639	4,376,381	4,233,560

Operating income	112,674	138,925	628,608	653,990
Interest and other expense, net	(9,237)	(5,307)	(37,537)	(17,629)

Income before income taxes	103,437	133,618	591,071	636,361
Income taxes	16,261	30,952	94,750	93,399

Net income	$87,176	$102,666	$496,321	$542,962

Net income attributable to noncontrolling interests	735	655	3,124	2,253

Net income attributable to Amdocs Limited	$86,441	$102,011	$493,197	$540,709

Basic earnings per share attributable to Amdocs Limited	$0.76	$0.86	$4.27	$4.52

Diluted earnings per share attributable to Amdocs Limited	$0.76	$0.86	$4.25	$4.49

Basic weighted average number of shares outstanding	113,745	118,076	115,489	119,687

Diluted weighted average number of shares outstanding	114,378	118,884	116,145	120,519

Cash dividends declared per share	$0.479	$0.435	$1.872	$1.700

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2024	2023	2024	2023
Revenue	$1,263,882	$1,242,564	$5,004,989	$4,887,550
Non-GAAP operating income	236,223	221,105	923,288	868,602
Non-GAAP net income	195,668	169,009	750,928	714,454
Non-GAAP net income attributable to Amdocs Limited	194,933	168,354	747,804	712,201
Non-GAAP diluted earnings per share	$1.70	$1.42	$6.44	$5.91
Diluted weighted average number of shares outstanding	114,378	118,884	116,145	120,519

Free Cash Flows

(In thousands)

	Three months ended September 30,		Fiscal year ended September 30,
	2024	2023	2024	2023
Net Cash Provided by Operating Activities	$217,922	$272,371	$724,428	$822,630
Purchases of property and equipment, net (a)	(25,812)	(26,557)	(105,495)	(124,362)

Free Cash Flow	$192,110	$245,814	$618,933	$698,268

(a)	The amounts under “Purchase of property and equipment, net” include immaterial proceeds from sale of property and equipment for the fiscal years ended September 30, 2024 and 2023, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended September 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$824,888	$—	$(13,283)	$—	$—	$—	$811,605
Research and development	90,069		(2,355)				87,714
Selling, general and administrative	138,705		(10,365)				128,340
Amortization of purchased intangible assets and other	14,333	(14,333)					—
Restructuring charges	83,213			(83,213)			—

Total operating expenses	1,151,208	(14,333)	(26,003)	(83,213)			1,027,659

Operating income	112,674	14,333	26,003	83,213			236,223
Interest and other expense, net	(9,237)				2,549		(6,688)
Income taxes	16,261					17,606	33,867

Net income	87,176	14,333	26,003	83,213	2,549	(17,606)	195,668

Net income attributable to noncontrolling interests	735						735

Net income attributable to Amdocs Limited	$86,441	$14,333	$26,003	$83,213	$2,549	$(17,606)	$194,933

	Three Months Ended September 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$803,600	$—	$(12,401)	$4,579	$—	$—	$—	$795,778
Research and development	97,693		(2,285)					95,408
Selling, general and administrative	140,380		(10,107)					130,273
Amortization of purchased intangible assets and other	15,601	(15,601)						—
Restructuring charges	46,365				(46,365)			—

Total operating expenses	1,103,639	(15,601)	(24,793)	4,579	(46,365)			1,021,459

Operating income	138,925	15,601	24,793	(4,579)	46,365			221,105
Interest and other expense, net	(5,307)					398		(4,909)
Income taxes	30,952						16,235	47,187

Net income	102,666	15,601	24,793	(4,579)	46,365	398	(16,235)	169,009

Net income attributable to noncontrolling interests	655							655

Net income attributable to Amdocs Limited	$102,011	$15,601	$24,793	$(4,579)	$46,365	$398	$(16,235)	$168,354

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$3,249,598	$—	$(53,409)	$3,000	$—	$—	$—	$3,199,189
Research and development	360,798		(8,644)					352,154
Selling, general and administrative	572,845		(42,487)					530,358
Amortization of purchased intangible assets and other	62,052	(62,052)						—
Restructuring charges	131,088				(131,088)			—

Total operating expenses	4,376,381	(62,052)	(104,540)	3,000	(131,088)			4,081,701

Operating income	628,608	62,052	104,540	(3,000)	131,088			923,288
Interest and other expense, net	(37,537)					8,087		(29,450)
Income taxes	94,750						48,160	142,910

Net income	496,321	62,052	104,540	(3,000)	131,088	8,087	(48,160)	750,928

Net income attributable to noncontrolling interests	3,124							3,124

Net income attributable to Amdocs Limited	$493,197	$62,052	$104,540	$(3,000)	$131,088	$8,087	$(48,160)	$747,804

	Fiscal year ended September 30, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$3,159,941	$—	$(42,969)	$3,143	$—	$—	$—	$3,120,115
Research and development	374,855		(7,509)					367,346
Selling, general and administrative	570,707		(39,220)					531,487
Amortization of purchased intangible assets and other	57,156	(57,156)						—
Restructuring charges	70,901				(70,901)			—

Total operating expenses	4,233,560	(57,156)	(89,698)	3,143	(70,901)			4,018,948

Operating income	653,990	57,156	89,698	(3,143)	70,901			868,602
Interest and other expense, net	(17,629)					906		(16,723)
Income taxes	93,399						44,026	137,425

Net income	542,962	57,156	89,698	(3,143)	70,901	906	(44,026)	714,454

Net income attributable to noncontrolling interests	2,253							2,253

Net income attributable to Amdocs Limited	$540,709	$57,156	$89,698	$(3,143)	$70,901	$906	$(44,026)	$712,201

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$346,085	$520,080
Short-term interest-bearing investments	168,242	222,451
Accounts receivable, net, including unbilled	1,028,357	944,477
Prepaid expenses and other current assets	228,498	224,622

Total current assets	1,771,182	1,911,630
Property and equipment, net	755,601	790,923
Lease assets	149,254	160,938
Goodwill and other intangible assets, net	3,005,637	2,930,580
Other noncurrent assets	704,468	631,582

Total assets	$6,386,142	$6,425,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,315,679	$1,142,781
Lease liabilities	39,983	39,960
Deferred revenue	115,247	170,634

Total current liabilities	1,470,909	1,353,375
Lease liabilities	103,462	121,654
Long-term debt, net of unamortized debt issuance costs	646,291	645,696
Other noncurrent liabilities	666,303	737,996
Total Amdocs Limited Shareholders’ equity	3,456,976	3,523,759
Noncontrolling interests	42,201	43,173

Total equity	3,499,177	3,566,932

Total liabilities and equity	$6,386,142	$6,425,653

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2024	2023
Cash Flow from Operating Activities:
Net income	$496,321	$542,962
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	193,066	195,701
Amortization of debt issuance cost	596	579
Equity-based compensation expense	104,540	89,698
Deferred income taxes	(45,673)	(60,212)
Loss from short-term interest-bearing investments	5,576	2,762
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(104,413)	3,457
Prepaid expenses and other current assets	(8,478)	7,891
Other noncurrent assets	(2,250)	(1,532)
Lease assets and liabilities, net	(6,485)	(4,144)
Accounts payable, accrued expenses and accrued personnel	216,324	158,876
Deferred revenue	(60,332)	(157,829)
Income taxes payable, net	(47,241)	(11,596)
Other noncurrent liabilities	(17,123)	56,017

Net cash provided by operating activities	724,428	822,630

Cash Flow from Investing Activities:
Purchase of property and equipment, net(a)	(105,495)	(124,362)
Proceeds from sale of short-term interest-bearing investments	68,659	25,984
Purchase of short-term interest-bearing investments	(9,061)	—
Net cash paid for business and intangible assets acquisitions	(86,824)	(121,818)
Other	5,315	(4,301)

Net cash used in investing activities	(127,406)	(224,497)

Cash Flow from Financing Activities:
Repurchase of shares	(563,121)	(489,524)
Proceeds from employee stock option exercises	26,949	48,681
Payments of dividends	(211,967)	(199,460)
Distribution to noncontrolling interests	(4,096)	(1,589)
Payment of contingent consideration from a business acquisition	(18,782)	(9,538)

Net cash used in financing activities	(771,017)	(651,430)

Net decrease in cash and cash equivalents	(173,995)	(53,297)
Cash and cash equivalents at beginning of year	520,080	573,377

Cash and cash equivalents at end of year	$346,085	$520,080

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
North America	$835.8	$828.8	$823.2	$838.1	$834.4
Europe	184.1	175.9	184.8	181.4	175.5
Rest of the World	244.0	245.3	237.8	225.7	232.6

Total Revenue	$1,263.9	$1,250.1	$1,245.8	$1,245.2	$1,242.6

	Three months ended
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Managed Services Revenue	$721.4	$740.8	$720.3	$722.5	$718.1

	As of
	September 30, 2024 (*)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
12-Month Backlog	$4,060	$4,250	$4,230	$4,210	$4,150

(*)	Excluding the phase out of certain business activities in the fourth fiscal quarter of 2024 only

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